Filed by Atlantic Capital Bancshares, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: First Security Group, Inc.

Commission File No.: 000-49747

Date: March 25, 2015

Atlantic Capital Bancshares Announces Merger Agreement with First Security Group

Will Create Premier Southeastern Bank Focused on Business and Private Banking

Atlanta, Georgia and Chattanooga, Tennessee, March 25, 2015 - Atlantic Capital Bancshares, Inc. (“Atlantic Capital”) and First Security Group, Inc. (NASDAQ: FSGI) (“First Security” or “FSG”) jointly announced today the signing of a definitive merger agreement pursuant to which Atlantic Capital will acquire First Security. The transaction has been unanimously approved by the boards of directors of each company. Atlantic Capital is a bank holding company headquartered in Atlanta, Georgia and the parent of Atlantic Capital Bank. First Security is a bank holding company headquartered in Chattanooga, Tennessee and the parent of FSGBank, N.A. (“FSGBank”).

Under terms of the merger agreement, Atlantic Capital will purchase First Security for total consideration of approximately $160 million. FSG shareholders may elect cash equal to $2.35 per share, stock based on a fixed exchange ratio of 0.188 shares of Atlantic Capital common stock for each FSG share or any combination thereof. FSG shareholder elections may be adjusted as necessary to result in an overall ratio of 40 percent cash and 60 percent stock. Atlantic Capital intends to register its shares with the SEC and seek a listing on NASDAQ concurrent with closing of the transaction.

In conjunction with the merger, Atlantic Capital has signed a stock purchase agreement with Trident IV funds, managed by Stone Point Capital LLC, for a $25.0 million private placement of Atlantic Capital common stock at $12.60 per share, which will close upon completion of the merger. The net proceeds of the private placement, combined with holding company cash and alternative sources of debt financing, will be used to fund the cash portion of the merger consideration. Aggregate shares outstanding following the merger and private placement are expected to be approximately 23.0 million.

Upon completion of the transaction, the combined company is expected to have approximately $2.7 billion in assets, $2.2 billion in deposits and $1.9 billion in net loans. Atlantic Capital will be based in Atlanta with the bank maintaining corporate offices in Atlanta and Chattanooga. Banking offices will continue to operate under their current brands.

Douglas L. Williams, Chief Executive Officer of Atlantic Capital, will be CEO of the combined entity, with D. Michael Kramer, Chief Executive Officer of First Security, serving as President and Chief Operating Officer. Both will serve on the board of directors, which will be chaired by the current Atlantic Capital Chairman Walter M. Deriso, Jr.

“Atlantic Capital focuses on corporate banking to small and mid-sized companies, which is perfectly compatible with FSG’s strategy and focus on small business and commercial banking,” Mr. Kramer said. “Likewise, the ability to market FSG’s core competencies in the ninth largest metropolitan area in the U.S. will provide significant opportunities for enhanced revenue and growth.”

The transaction is expected to achieve significant financial benefits for shareholders. Through the identified cost synergies, Atlantic Capital expects the transaction to be neutral to estimated pro forma earnings in the first full year of combined operations, with significant earnings accretion projected thereafter. The merger will create a financial institution well positioned to achieve its targeted financial performance objectives of a 1 percent return on average assets and 12 percent return on average tangible common equity within 24 months of closing.

From a capital perspective, future balance sheet growth is projected to be supported by a strong capital base established at the completion of the merger as well as ongoing earnings. The pro forma consolidated tangible common equity to tangible assets ratio is estimated to exceed 9.0 percent; the consolidated Tier 1 leverage ratio is projected to total approximately 8.0 percent; and the consolidated total risk-based capital ratio is expected to exceed 11.0 percent.

“Our goal is to build a premier financial institution in the Southeast by focusing on business and private banking,” said Mr. Williams. “Each bank brings complementary strengths that will only be enhanced by the combined size and geographic reach of the merger. The merger will provide the foundation for a strong financial institution that will produce solid returns for our shareholders.”

The transaction is expected to close late in the third quarter or early in the fourth quarter of 2015 and is subject to Atlantic Capital and First Security stockholder approval, regulatory approval and other conditions set forth in the merger agreement. Pursuant to the agreement’s terms, Atlantic Capital Bank will merge with and into FSGBank.

Atlantic Capital engaged Macquarie Capital as its financial advisor and Womble Carlyle Sandridge & Rice, LLP as its legal advisor. First Security was advised by the investment banking firm of Sandler O’Neill + Partners, L.P. and the law firm of Bryan Cave LLP.

About Atlantic Capital Bancshares, Inc.

Atlantic Capital is a bank holding company headquartered in Atlanta, Georgia. Atlantic Capital was founded in 2007 through the then-largest equity capital raise in U.S. history by a de novo bank holding company. Atlantic Capital’s wholly-owned bank subsidiary, Atlantic Capital Bank, has grown to $1.3 billion in assets with a single office and significant investments in technology, talent and customer service. Atlantic Capital Bank serves privately held small- and mid-size companies and not-for -profit organizations; institutional-caliber commercial real estate developers and investors; and individuals throughout metropolitan Atlanta.

About First Security Group, Inc.

First Security Group is a bank holding company headquartered in Chattanooga, Tennessee, with $1.1 billion in assets. Founded in 1999, First Security’s community bank subsidiary, FSGBank, has 26 full-service banking offices in east and middle Tennessee and north Georgia. FSGBank provides retail and small business banking services, trust and investment management, mortgage banking, financial planning, and internet banking (www.fsgbank.com).

INVESTOR CONFERENCE CALL INFORMATION:

A joint conference call to discuss the transaction is scheduled for 10:30 a.m. Eastern Time on Thursday, March 26, 2015. Those wishing to participate in the call may dial toll-free 1-844-435-3689, or international +1-920-663-6216 and enter the passcode 12739455. Participants should dial in at least 15 minutes before the call begins.

A presentation regarding the transaction will be available for download at www.atlanticcapitalbank.com and www.fsgbank.com on the investor relations page.

Additional Information About the Atlantic Capital/First Security Transaction:

This communication relates to the proposed merger transaction involving Atlantic Capital and First Security. In connection with the proposed merger, Atlantic Capital and First Security will file a registration statement on Form S-4 that will include a joint proxy statement/prospectus, and other relevant documents concerning the merger with the Securities and Exchange Commission (the “SEC”). This report does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ATLANTIC CAPITAL, FIRST SECURITY AND THE PROPOSED MERGER. When available, the joint proxy statement/prospectus will be delivered to shareholders of Atlantic Capital and stockholders of First Security.

Investors will also be able to obtain copies of the joint proxy statement/prospectus and other relevant documents (when they become available) free of charge at the SEC’s website (www.sec.gov). Copies of documents filed with the SEC by Atlantic Capital will be available free of charge from Carol Tiarsmith, Executive Vice President and Chief Financial Officer, Atlantic Capital Bancshares, 3280 Peachtree Road, N.E., Suite 1600, Atlanta, Georgia, 30305, telephone: 404-995-6050. Documents filed with the SEC by First Security will be available free of charge from First Security by contacting John R. Haddock, Executive Vice President and Chief Financial Officer, First Security Group, Inc., 531 Broad Street, Chattanooga, Tennessee, telephone: (423) 266-2000.

Atlantic Capital, First Security and certain of their directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Atlantic Capital and the stockholders of First Security in connection with the proposed merger. Information about the directors and executive officers of Atlantic Capital will be included in the joint proxy statement/prospectus for the proposed transaction. Information about the directors and executive officers of First Security is included in the proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 23, 2014. Additional information regarding the interests of such participants and other persons who may be deemed participants in the transaction will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

“Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995:

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which Congress passed in an effort to encourage companies to provide information about their anticipated future financial performance. This act protects a company from unwarranted litigation if actual results are different from management expectations. This report reflects the current views and estimates of future economic circumstances, industry conditions, company performance, and financial results of the management of Atlantic Capital and First Security. These forward-looking statements are subject to a number of factors and uncertainties which could cause Atlantic Capital’s, First Security’s or the combined company’s actual results and experience to differ from the anticipated results and expectations expressed in such forward-looking statements, and such differences may be material. Forward-looking statements speak only as of the date they are made and neither Atlantic Capital nor First Security assumes any duty to update forward-looking statements. In addition to factors previously disclosed in First Security’s reports filed with the SEC and those identified elsewhere in this report, these forward-looking statements include, but are not limited to, statements about (i) the expected benefits of the transaction between Atlantic Capital and First Security and between Atlantic Capital Bank and FSGBank, including future financial and operating results, cost savings, enhanced revenues and the expected market position of the combined company that may be realized from the transaction, and (ii) Atlantic Capital’s and First Security’s plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts. Other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “targets,” “will,” “projects” or words of similar meaning generally are intended to identify forward-looking statements. These statements are based upon the current beliefs and expectations of Atlantic Capital’s and First Security’s management and are inherently subject to significant business, economic and competitive risks and uncertainties, many of which are beyond their respective control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ from those indicated or implied in the forward-looking statements and such differences may be material.

The following risks, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of Atlantic Capital and First Security may not integrate successfully or the integration may be more difficult, time-consuming or costly than expected; (2) the expected growth opportunities and cost savings from the transaction may not be fully realized or may take longer to realize than expected; (3) revenues following the transaction may be lower than expected as a result of losses of customers or other reasons, including issues arising in connection with integration of the two banks; (4) deposit attrition, operating costs, customer loss and business disruption following the transaction, including difficulties in maintaining relationships with employees, may be greater than expected; (5) governmental approvals of the transaction may not be obtained on the proposed terms or expected timeframe; (6) the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; (7) Atlantic Capital’s shareholders or First Security’s shareholders may fail to approve the transaction; (8) reputational risks and the reaction of the companies’ customers to the transaction; (9) diversion of management time on merger related issues; (10) changes in asset quality and credit risk; (11) the cost and availability of capital; (12) customer acceptance of the combined company’s products and services; (13) customer borrowing, repayment, investment and deposit practices; (14) the introduction, withdrawal, success and timing of business initiatives; (15) the impact, extent, and timing of technological changes; (16) severe catastrophic events in our geographic area; (17) a weakening of the economies in which the combined company will conduct operations may adversely affect its operating results; (18) the U.S. legal and regulatory framework, including those associated with the Dodd Frank Wall Street Reform and Consumer Protection Act, could adversely affect the operating results of the combined company; (19) the interest rate environment may compress margins and adversely affect net interest income; and (20) competition from other financial services companies in the companies’ markets could adversely affect operations. Additional factors that could cause First Security’s results to differ materially from those described in the forward-looking statements can be found in First Security’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the SEC and available at the SEC’s website (www.sec.gov). All subsequent written and oral forward-looking statements concerning Atlantic Capital, First Security or the proposed merger or other matters and attributable to Atlantic Capital, First Security or any person acting on either of their behalf are expressly qualified in their entirety by the cautionary statements above. Atlantic Capital and First Security do not undertake any obligation to update any forward-looking statement, whether written or oral, to reflect circumstances or events that occur after the date the forward-looking statements are made.

FOR FURTHER INFORMATION:

Atlantic Capital:

Carol Tiarsmith, EVP & CFO

Tel: (404) 995-6050

Email: carol.tiarsmith@atlcapbank.com

First Security:

John R. Haddock, EVP & CFO

Tel: (423) 308-2075

Email: jhaddock@fsgbank.com